1775 Sherman Street Suite 3000 Denver, Colorado 80203 Phone: (303) 860-5800 www.pdce.com

September 27, 2019

Via EDGAR and Federal Express

Ms. Jeannette Wong

Staff Accountant

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             PDC Energy, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

Form 8-K Filed August 8, 2019

File No. 001-37419

Dear Ms. Wong:

The Company is in receipt of the comment letter dated September 20, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced filings with the Commission.

For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

1.                                     Revise your presentation of the non-GAAP measure adjusted diluted earnings per share to provide a reconciliation to earnings per share, the most directly comparable financial measure calculated in accordance with GAAP.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K and, for additional guidance, question 102.05 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.  As part of your revised disclosure, explain how your calculations of adjusted diluted earnings per share consider anti-dilutive shares excluded from GAAP net loss per share.

Response:  In future filings, and in future earnings releases furnished pursuant to Item 2.02 of Form 8-K, in which the Company discloses adjusted diluted earnings per share or similar historical measures, the Company will include a reconciliation of such measure to GAAP earnings per share substantially similar to the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Earnings per share, diluted	$1.04	$(2.43)	$(0.78)	$(2.63)
(Gain) loss on commodity derivative instruments	(0.72)	1.76	2.16	2.48
Net settlements on commodity derivative instruments	(0.20)	(0.25)	(0.33)	(0.64)
Tax effect of above adjustments	0.22	(0.36)	(0.44)	(0.44)
Adjusted diluted earnings per share	$0.34	$(1.28)	$0.61	$(1.23)

In addition, the Company acknowledges that in its earnings release dated August 7, 2019 (the “Release”) and in some other recent disclosures for periods which the Company reported a GAAP net loss but adjusted net income (or vice versa), it did not adjust the weighted-average shares outstanding used to calculate earnings per share from basic to diluted (or vice versa) to reflect the impact of the dilutive effect of its equity-based awards.

The Company will prevent this error from occurring in future disclosures.  The Staff is advised that the Company has examined each of its earnings releases and related investor presentations for the last six fiscal quarters to determine the materiality of any similar error made in those disclosures.  It has determined that the effect of the error was in each case immaterial — correcting the error would not have resulted in a change to the reported adjusted net income or loss per share in any of the disclosures, except in the case of the year ended December 31, 2018, where the disclosed adjusted net loss per share would have changed by $0.01.

2.                                     Revise to provide a reconciliation of the non-GAAP measure free cash flow to the most directly comparable GAAP basis measure and disclose the reasons why the presentation of free cash flow provides useful information to investors.  Refer to Items 10(e)(1)(i)(B) and (C) of Regulation S-K.  To the extent applicable, tell us how you considered question 102.10 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures regarding forward-looking non-GAAP measures.

Response:  The Staff is advised that a reconciliation of projected free cash flow to future GAAP cash flow from operations was not provided in the Release because the Company cannot determine the probable significance or timing of certain reconciling items, which are outside of its control and cannot be reasonably predicted.  For this reason, the Company does not provide guidance for these reconciling items.  These items, which primarily include, but are not limited to, future fluctuations in working capital accounts, impact the timing and amount of the quarterly determination of GAAP cash flows from operations.  Therefore, reconciliations of the differences between the projected free cash flow and future cash flow from operations calculated pursuant to GAAP are not available without unreasonable effort.

The Company will revise its disclosures concerning forward-looking non-GAAP items to reflect the foregoing in future earnings releases, and to explain why it nevertheless believes estimated future free cash flow provides useful information to investors, substantially as follows:

The Company is unable to present a reconciliation of forward-looking free cash flow because components of the calculation, including fluctuations in working capital accounts, are inherently unpredictable. Moreover, estimating the most directly comparable GAAP measure with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort.  The Company believes that forward-looking estimates of free cash flow are important to investors because they assist in the analysis of the Company’s ability to generate cash from its operations in excess of capital investments in crude oil and natural gas properties.

3.                                     The non-GAAP measures adjusted net income, adjusted diluted earnings per share, and adjusted EBITDAX appear to include the gain recognized on the sale of properties and equipment.  Clarify the reasons why your non-GAAP measures provide useful information (e.g., to help investors more meaningfully evaluate and compare future results of operations to previously reported results of operations) and explain to us why the calculations of these measures do not adjust for the gain from the sale of properties and equipment.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:  The Staff is advised that the Company believes including gain on the sale of properties and equipment in the referenced non-GAAP measures is appropriate because the Company routinely disposes of properties and equipment as part of its ordinary course operations.  In the Company’s view, excluding gain on the sale of properties and equipment would therefore make those measures less reflective of its actual results.  The Company notes that Item 10(e)(1)(ii)(B) of Regulation S-K provides that a registrant must not “[a]djust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.”  Because the Company routinely disposes of properties and equipment and such dispositions are a normal, recurring part of its operations and resulting gains or losses are reasonably expected to occur within the next two years, it does not adjust its non-GAAP measures for the gains or losses on sales of properties and equipment.  In future filings, and in future earnings releases furnished to Item 2.02 of Form 8-K, the Company will include in its disclosures regarding non-GAAP measures a statement to the effect that any gain or loss recognized on the sale of properties and equipment is included in the measures because dispositions of properties and equipment are a recurring part of the Company’s operations.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 860-5800.

Sincerely,

/s/ Douglas Griggs
Douglas Griggs
Chief Accounting Officer

cc: John A. Elofson, Davis Graham & Stubbs LLP